June 20, 2007

VIA EDGAR

Brian R. Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:	DJO Incorporated
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 001-16757

Dear Mr. Cascio:

I am in receipt of your letter dated May 22, 2007 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2006.  I am responding to your comments on behalf of DJO Incorporated (“DJO”) as set forth below.

DJO’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter.  For ease of reference, I have set forth your comments and DJO’s responses below.

Form 10-K for the year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of operations, page 53

1.                                    Please revise your discussion in future filings to explain in further detail, quantitatively and qualitatively, the specific reasons for the significant changes. We notice that you had significant business acquisitions that greatly affected your revenues and expenses, but you do not discuss the effects of these acquisitions on the year over year changes. Similarly, you discuss various factors that led to the increases in your revenues for your rehabilitation and regeneration segments. Yet you do not quantify how much of the change was due to these specific factors.

DJO Response:  We will revise our discussion in future filings to explain in further detail, quantitatively and qualitatively, the specific reasons for the

DJO, LLC
1430 Decision Street
Vista, CA 92081-8553

760.727.1280
800.321.9549 toll free
www.djortho.com

significant changes in operating results from year to year, including changes due to the effects of recent business acquisitions.

Financial Statements

Note 3. Acquisitions. page 78

2.                                    We note the disclosure on page 80 that the fair values of the assets and liabilities acquired as part of the Aircast acquisition were valued by an independent valuation firm. Please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement.

DJO Response:  In future filings, we will eliminate the reference to the use of a third-party valuation firm to make it clear that management is solely responsible for the valuations of our assets and liabilities.

3.                                    Please tell us and revise in future filings how you measured the fair value of the identifiable intangible assets acquired in the Aircast acquisition. Describe the methodology and significant assumptions used and describe the objective bases for those assumptions. Also, describe how you assessed the estimated useful lives of these intangibles, particularly those of twenty years.

DJO Response:   In future filings we will modify the portion of the applicable Note to our Financial Statements regarding the fair value of the identifiable intangible assets to include additional information regarding our valuation methodology. The text below was extracted from Note 3 and includes additional information for your reference regarding our valuation methodologies. (Note to Staff: the numbers in brackets below come from the most recent Form 10-Q and will be updated as necessary in the future filings):

The purchase price allocation included values assigned to certain specific identifiable intangible assets aggregating [$121.3] million, as follows.

Patents and Existing Technology

An aggregate value of [$28.7] million was assigned to the acquired patents and existing technology, determined primarily by estimating the present value of future royalty costs that will be avoided due to the Company’s ownership of the patents and technology acquired. In arriving at an estimated fair value of the acquired patents and existing technology, management used revenue projections and estimated revenue growth rates for each product category based on the estimated useful economic and legal life of Aircast’s products.  In estimating the royalty rates for the acquired patents and existing technology, we considered various market-based studies and other sources to find reasonably comparable patent licensing arrangements and examined the resulting royalty rates for each product. Based upon this analysis and the Company’s industry experience, we concluded that the royalty rates ranging from 3.0% to 5.0% represented reasonable rates that could be attributable to the acquired patents and existing technology.  Using these estimated royalty rates and revenues, we calculated royalty savings, deducted income taxes using a tax rate of 40.75% (combined federal and state) and calculated the present value of the after-tax royalty savings using a discount rate of 10%.  Based on the foregoing, we estimated the fair value of the acquired patents and existing technology for each product category, for a total fair value of $28,700,000.  The useful lives of the patents were based on the following years of expiration of the relevant patents: Ankle Braces (2019); Walking Braces (2018); Cold & Compression (2018); Vascular Systems (2013); and Specialty Products (2020).

Customer Contracts and Related Relationships

An aggregate value of [$6.9] million was assigned to certain Aircast customer relationships for group purchasing organization (GPO) customers and an aggregate value of [$38.3] million was assigned to certain Aircast customer relationships for other customers existing on the acquisition date based upon an estimate of the future discounted cash flows that would be derived from those GPO and other customers. In estimating the fair value of the customer contracts and related relationships, we estimated the revenue attributable to existing customer relationships based on the Company’s actual 2005 data with growth consistent with the Company’s projected rate of revenue growth for each product category. Based on the Company’s experience, management applied customer retention rates to the projected revenues to reflect expected attrition of existing customer contracts and relationships. Management determined the estimated cash flows by estimating the expenses as a percentage of revenues based on the Company’s prior experience.  The useful lives of the Customer

Contracts and Related Relationships were estimated to be 7 years, based on management’s judgment and experience.

Trade Names and Trademarks

A value of [$47.4] million was assigned to trade names and trademarks, determined primarily by estimating the present value of future royalty costs that will be avoided due to the Company’s ownership of the trade names and trademarks acquired.  Similar to the method for estimating the fair value of the acquired patents and existing technology, we estimated the revenue based on management’s revenue projections and estimated revenue growth rates for each product category and estimated the royalty rates by considering certain databases of licensing agreements covering the use of trade names and trademarks associated with similar products. Based upon this analysis and the Company’s industry experience, we concluded that 5.0% would be a reasonable royalty rate applicable to the Aircast trade names and trademarks based on Aircast’s strong brand recognition in the United States and in Europe. We calculated royalty savings by applying the estimated royalty rate to our projected revenue for products that benefit from the trade name and trademarks and deducted income taxes using a tax rate of 40.75% (combined federal and state). We then calculated the present value of the after-tax royalty savings using a discount rate of 10%.  Based on the foregoing, we estimated the fair value of the acquired patents and existing technology for each product category to be approximately [$47,400,000].  Unlike patents which have a fixed term and an expiration date, trademarks do not have a fixed term or expiration date.  The Aircast trade names and trademarks have been in use for many years and are widely recognized in the United States and Europe.  The Company intends to continue to use these trade names and trademarks for a significant period of time. Based on the past use and strength of these marks, the expected longevity of the associated product lines and management’s present intention to continue to market these products under the Aircast trade name and trademarks, management concluded that a useful life of 20 years for the acquired trade names and trademarks was appropriate.  Although a precise estimate of the useful life of the trade names and trademarks was not possible, consistent with paragraph B59 of SFAS 142, the best estimate of the useful life of the asset was made.  In management’s view, in the long term, business, competitive, and economic conditions could shift such that DJO abandons the Aircast name and re-brands the product.  For example, the product could be redesigned (after the existing technology and patents have all expired), and the re-design may not lend itself to the words “Air” or “Cast” in the name of the product.

A value of [$161.5] million, representing the difference between the total purchase price and the aggregate fair values assigned to the net tangible assets acquired and liabilities assumed and the identifiable intangible assets acquired, was assigned to goodwill.

The Company acquired Aircast to expand its product offerings, increase the size of its international business and increase its revenues.  The Company also believes there are significant cost reduction synergies that may be realized when the acquired business is integrated. These are among the factors that contributed to a purchase price for the Aircast acquisition that resulted in the recognition of goodwill.

*     *     *     *

Pursuant to the Staff’s letter dated May 22, 2007 to DJO with respect to DJO’s Form 10-K for the year ended December 31, 2006, the Company hereby acknowledges that:

1.                                       DJO is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                       DJO may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (760) 734-3115 or Donald M. Roberts, Esq. at (760) 734-5644.

Very truly yours,

/s/ Vickie L. Capps
Vickie L. Capps
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Scott N. Wolfe, Latham & Watkins LLP
Doug Regnier, Ernst & Young LLP